Direct Line: (212) 859-8272

Fax: (212) 859-4000

stuart.gelfond@friedfrank.com

December 23, 2016

VIA EMAIL AND EDGAR

Asen Parachkevov and Sheila Stout

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.
Registration Statement on Form N-2
File No: 333-214506

Dear Mr. Parachkevov and Ms. Stout:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below are the Company’s responses to the comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated to Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), counsel to the Company, via telephone calls on December 6, 2016 and December 8, 2016, each with respect to the above-referenced Registration Statement on Form N-2, filed on November 8, 2016 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the response to a particular comment set out immediately below the comment.

Concurrently, the Company is filing Pre-Effective Amendment No. 1 (the “Amended Registration Statement”) to the Registration Statement via EDGAR. We will also provide under separate cover a courtesy copy of the Amended Registration Statement, as filed and marked to show the changes from the initial filing. When indicated, the responses described below are contained in the Amended Registration Statement.1 Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.	Please advise us whether or not the Company intends to apply for any exemptive relief other than the co-investment exemptive relief application on file.

[1]	References to page numbers in this letter refer to the pagination of the Amended Registration Statement.

The Company does not currently intend to apply for any exemptive relief other than the co-investment exemptive relief application, for which a notice of application for an order is pending.

2.	Please confirm that there are no unconsolidated subsidiaries of the Company other than the Senior Credit Fund.

The Company confirms that it has no unconsolidated subsidiaries other than the Senior Credit Fund.

3.	Please confirm that the Company does not currently intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement. If the Company does intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement, reflect the expected borrowing costs related thereto in the Fees and Expenses table. Any change in such intention to issue debt securities or preferred stock at the time of an offering should be reflected in the Fees and Expenses table of the relevant prospectus supplement.

The Company hereby confirms that it does not currently intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement. The Company respectfully notes that footnote 6 to the Fees and Expenses table in the Registration Statement states such intention with respect to preferred stock and has been revised in the Amended Registration Statement to also cover debt securities.

The Company hereby undertakes, in the event of any change in its intention to issue debt securities or preferred stock at the time of an offering of common stock (or a rights offering for which disclosure is required under Item 3 of Form N-2), to update the assumptions in the Fees and Expenses table of the prospectus supplement for such offering to reflect the Company’s then-current intentions.

Cover Page

4.	The term “middle market companies” is defined on page 1 of the Registration Statement as companies with EBITDA of between $5 million and $75 million annually. Please include this definition on the cover page.

As requested, the Company has included this definition on the cover page of the Amended Registration Statement.

Prospectus Summary

5.

Please revise the language “first lien/last out unitranche” to indicate “unitranche including last-out portions of such loans.” Also, please indicate the frequency with which the Company retains the last-out portions of such loans (e.g., typically or occasionally). Finally, to the extent the unitranche structure has not been tested in bankruptcy, please include risk factor disclosure in the Risk Factors section.

The Company has revised the disclosure on the cover page and pages 1, 29, 37, 68, 104, and 113 of the Amended Registration Statement, consistent with the Staff’s comment.

6.	Several of the sub-sections in the Prospectus Summary, including “Allocation of Opportunities,” “Market Opportunity,” “Competitive Advantages,” and “Compliance with JOBS Act,” should be summarized or omitted in their entirety.

The Company has revised the disclosure in the Prospectus Summary section of the Amended Registration Statement consistent with the Staff’s comment.

Page 2, Investment Portfolio

7.	In addition to the Senior Credit Fund, what other investments are included in the 6.1% “Investment Funds & Vehicles” line item of the Investment Portfolio table?

The Company confirms that the line item “Investment Funds & Vehicles” consists solely of the Senior Credit Fund.

8.	The largest industry in the Company’s portfolio is Software, which made up 10% of the portfolio at fair value as of September 30, 2016. Consider adding additional risk disclosure, since this may be a material concentration. Further, please advise the Staff supplementally what industry framework (e.g., Bloomberg) is used to classify industries in the portfolio.

The Company has revised its disclosure on page 32 of the Amended Registration Statement consistent with the Staff’s comment. The Company supplementally advises the Staff that it uses the S&P’s Global Industry Classification Standard (GICS) for the purpose of classifying the industries of its portfolio companies.

9.	The disclosure on page 2 of the Registration Statement indicates that 89.6% of debt investments in the Company’s portfolio bore interest at a floating rate. Please provide additional detail on the nature of the floating rate(s), such as “LIBOR plus a spread.”

The Company has revised the disclosure on pages 2 and 105 of the Amended Registration Statement in response to the Staff’s comment.

10.	Please note that the disclosure regarding weighted average yield on page 2 of the Registration Statement does not represent the total return to shareholders.

The Company has revised the disclosure on pages 2 and 105 of the Amended Registration Statement in response to the Staff’s comment.

11.	On page 2 of the Registration Statement, the Company provides disclosure describing the weighted average net debt to EBITDA as representing “the last dollar attachment point of our debt investments (net of cash) in our portfolio companies as a multiple of our portfolio companies’ EBITDA.” Please clarify this disclosure using plain English.

The Company has revised the disclosure on pages 3, 72 and 105 of the Amended Registration Statement in response to the Staff’s comment.

Page 3, Investment Portfolio

12.	On page 3 of the Registration Statement, the Company provides disclosure stating that “[p]ortfolio company statistics have been calculated as a percentage of debt investments and income producing preferred investments, including the underlying debt investments in the Senior Credit Fund and excluding collateral loans where net debt to EBITDA may not be the appropriate measure of credit risk.” Supplementally indicate in the response letter the level of collateral loans that are excluded.

The excluded collateral loans pertain to only one of the Company’s portfolio companies, which represented approximately 1.3% of the Company’s total portfolio at fair value as of September 30, 2016.

13.	The Registration Statement indicates that the Company has certain unfunded commitments, including the Senior Credit Fund. Please confirm that the Company has a reasonable belief that its estimated assets as of September 30, 2016 will provide adequate coverage to allow it to satisfy all of its unfunded commitments and explain the basis for such belief.

The Company respectfully submits that the amount of unfunded commitments disclosed in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements” does not include the Company’s outstanding commitments to Senior Credit Fund because such outstanding commitments can only be drawn with the consent of both members of Senior Credit Fund, thus giving the Company a veto right over any call for unfunded commitments.

The Company represents that it reasonably believes that its assets as of September 30, 2016 provided adequate coverage to allow the Company to satisfy all of its unfunded commitments, which totaled $6.80 million as of such date. The bases for the Company’s belief are primarily that (i) the Company maintained cash and cash equivalents, of $14.7 million as of September 30, 2016, and (ii) the Revolving Credit Facility permitted additional borrowings of up to $98.75 million as of September 30, 2016.

14.	To the extent that there is overlap between the portfolios of the Company and the Senior Credit Fund, the Company should annotate the Senior Credit Fund’s portfolio schedule to indicate which investments are also in the Company’s portfolio.

The Company respectfully submits that footnote 5 to the Senior Credit Fund portfolio table on pages 85 and F-72 and footnote 2 to the Senior Credit Fund portfolio table on page F-29 of the Amended Registration Statement disclose those investments of Senior Credit Fund that are also in the Company’s portfolio.

15.	In footnote 4 to the Senior Credit Fund’s portfolio table on page 3 of the Registration Statement, what does “typically” mean in the definition of EBITDA?

The Company includes the word “typically” because the EBITDA of a particular portfolio company may be an adjusted amount, as stated at the end of footnote 4 on pages 4, 72, 84 and 106 of the Amended Registration Statement.

Page 4, Our Investment Adviser

16.	Please clarify the disclosure to indicate that the 18 investment professionals comprising the GSAM Private Credit Group are not solely devoted to managing the Company.

The Company has revised the disclosure on pages 4 and 107 in response to the Staff’s comment.

Page 10, Use of Leverage

17.	If the Company uses derivatives as a principal investment strategy, please provide a description of how they are used. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and, to the extent necessary, revise your disclosure concerning the use and risks of derivatives.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has reviewed the referenced observations and believes that its derivatives disclosure describes the Company’s potential use of derivatives, if any, and appropriately discloses the associated risks, in a manner customized to currently proposed Company operations. For example, the risk factor titled “We may expose ourselves to risks if we engage in hedging transactions” appearing on page 38 of the Amended Registration Statement describes the risk that the Company is exposed to if the Company enters into hedging transactions. If the Company invests in derivatives in the future, the Company undertakes to provide disclosure consistent with the Investment Company Institute letter dated July 30, 2010.

18.	The Staff has indicated that the “mark-to-market” approach for purposes of the amounts to be segregated for derivatives exposure is limited to only certain types of instruments (futures, interest rate swaps, currency forwards) and must be applied on a full notional basis. Please supplementally provide how the Company applies this Staff position. The Company must disclose its maximum exposure for these investments similar to credit default swaps.

The Company does not invest in derivatives at this time but acknowledges the Staff’s comment and confirms that, if it were to invest in derivatives in the future, it would segregate assets to the extent required under then-current Staff guidance and provide disclosure to that effect.

19.	The Registration Statement indicates that in connection with the Revolving Credit Facility, the Company has given SunTrust Bank a security interest in substantially the entire portfolio of investments and cash held by the Company and each Guarantor, if any. Please supplementally indicate what assets are unencumbered for Section 18 purposes.

The Company appreciates that Staff’s comments and acknowledges that under the Revolving Credit Facility, SunTrust Bank does have a lien on the Company’s portfolio of investments and cash. Nevertheless, as the Company is not currently in default under the Revolving Credit Facility and otherwise has unfettered access to its assets, the Company believes this allows it to treat its assets as unencumbered for purposes of Section 18. The Company supplementally notes that even if the Company were to default on the Revolving Credit Facility, SunTrust Bank would only have rights to assets up to the amount borrowed under the Revolving Credit Facility (plus certain fees and expenses) and would be obligated to return to the Company any excess amounts realized by it in connection with any foreclosure on the Company’s assets.

20.	Page 10 of the Registration Statement notes that “Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered borrowings for these purposes.” Please describe these short-term credits and how they work.

The Company respectfully submits that it does not currently engage in activities that would result in short term credits. To the extent the Company were to engage in such practices in the future, the Company undertakes to provide disclosure consistent with the Staff’s comment.

Fees and Expenses

21.	Please indicate how much of the Company’s income for the three months ended September 30, 2016 consisted of PIK. If such amount is material, please consider adding to the disclosure in the Fees and Expenses section. PIK income could be used to meet the hurdle amount for the Incentive Fee, creating risks for stockholders.

PIK income represented less than one percent of the Company’s total investment income for the three months ended September 30, 2016, which amount the Company believes to be immaterial. The Company respectfully notes that the risks associated with PIK income being used to meet the hurdle amount for the Incentive Fee are disclosed in the risk factor entitled “Our Investment Adviser will be paid the Management Fee even if the value of your investment declines and our Investment Adviser’s Incentive Fee may create incentives for it to make certain kinds of investments.”

22.	In footnote 6 to the Fees and Expenses table, please provide a description of the credit facility and the interest rates charged by the lender. Please also provide the interest rate of the Convertible Notes. Finally, please provide a weighted average interest rate for the debt of the Company as of the relevant balance sheet date.

The Company has revised the disclosure on page 11 of the Amended Registration Statement in response to the Staff’s comment.

23.	Please confirm in your response letter that the 2.10% line item for “Interest payments on borrowed funds” includes any commitment or standby fees.

The Company notes that the line item “Interest payments on borrowed funds” consists only of interest payments on borrowed funds. The Company does not have any standby fees, and unused commitment fees are included in the line item “Other expenses.”

Risk Factors

24.	Please confirm in the response letter that neither investments in real estate nor investments in energy is a principal investment strategy of the Company. If otherwise, please add disclosure to that effect.

The Company confirms that neither investments in real estate nor investments in energy is a principal investment strategy.

Page 37, We may form one or more CLOs, which may subject us to certain structured financing risks.

25.	Please disclose any fees and expenses, on a consolidated basis, the Company expects to incur for any securitization that the Company plans to sponsor during the twelve months following effectiveness. If it is the Company’s current intention to do so, then this disclosure should be included in the Registration Statement.

The Company confirms that it has no current intention to engage in securitizations but acknowledges the Staff’s comment and confirms that, if it were to engage in securitizations in the future, it would include additional disclosure in future filings of a type consistent with the disclosure presented by other BDCs.

26.	Disclose whether any incentive fee may be earned in respect of the sale or contribution of the loans to securitization vehicles or to the securitization issuers as a result of securitization transactions. Disclose any conflict of interest this presents for the Investment Adviser. Disclose how the Company’s Board of Directors will monitor this conflict of interest. Disclose whether the Investment Adviser’s activities pertaining to securitizations, including when it acts as collateral manager to the securitization issuers, are covered by indemnification provisions. If so, your response letter should also identify the applicable contractual indemnification provisions. Disclose the method for selecting the loans that back the securities issued by the securitization issuers, and disclose the selection criteria used. Explain whether the Investment Adviser or another entity will be selecting the loans. Disclose whether the securities issued by the CLOs will be issued pursuant to an exemption from registration under the Securities Act of 1933.

The Company does not currently intend to form a CLO. The material risks regarding a CLO financing are disclosed on pages 32 and 33 of the Amended Registration Statement, and the Company undertakes to add disclosure consistent with this comment, in the event that it does form a CLO in the future, similar to the disclosure presented by other BDCs.

Page 49, Purchases of our common stock pursuant to the Company’s 10b5-1 Plan (the “Company 10b5-1 Plan”) or otherwise may result in the price of our common stock being higher than the price that otherwise might exist in the open market.

27.	Where a company’s 10b5-1 plan is tied to NAV (particularly following the end of an overallotment period in connection with an offering), there may be concerns regarding violations of market manipulation rules. Please review the Staff’s correspondence with Allianz GI Diversified Income Fund and Calamos Dynamic Convertible and Income Fund in this regard. Please consider and discuss whether revisions should be made to the Company’s 10b5-1 Plan in light of such correspondence. Please also confirm that Goldman Sachs & Co. will not act as an underwriter for any offering for a period of time in which it is acting as a broker under the 10b5-1 Plan.

As discussed with the Staff, the Company will respond to this comment in a subsequent submission.

Potential Conflicts of Interest

Page 55, Valuation of the Company’s Investments

28.	Please supplementally indicate who the primary valuation agent is for the Company’s investments. Is that entity identified in the Registration Statement? Are there multiple valuation agents used?

The Company has revised the disclosure on page 51 of the Amended Registration Statement in response to the Staff’s comment. The Company uses multiple valuation agents and does not consider any single valuation agent to be its primary valuation agent.

Price Range of Common Stock and Distributions

29.	Please confirm that no return of capital was included in the Company’s quarterly distributions to stockholders.

The Company confirms that there was no return of capital in its quarterly distributions to stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Page 72, Overview

30.	In future periodic reports, please provide a discussion of the competitive landscape that the Company faces, including a comparison to other BDCs. If available, consider disclosing the percentage of market that competitors represent and the names of such competitors. See Item 101(c)(x) of Regulation S-K.

In the Amended Registration Statement, the Company has added (and in future periodic reports, the Company will add) a cross-reference in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” to “Risk Factors—We operate in a highly competitive market for investment opportunities.” In addition, in the Amended Registration Statement, the Company has added a cross-reference to “Business— Competitive Advantages” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”.

The Company respectfully submits that the Company is not aware of any available data on the market share of the Company and its competitors. However, the Company has disclosed the general types of entities and industries with which it competes, which the Company believes provides an investor with sufficient information regarding the Company’s competitive environment and is consistent with the disclosure provided by a number of other BDCs.

Page 77, Portfolio and Investment Activity

31.	In the disclosure on page 77 of the Registration Statement, the Company indicates that there are no investments categorized as “Grade 4” as of September 30, 2016, but that 4% of the investment portfolio was on non-accrual status as of such date. Please explain this discrepancy.

Investments placed on non-accrual status can be graded either 3 or 4. As stated on page 73 of the Amended Registration Statement, the grading of investments is an assessment of the Company’s ability to recoup its initial cost basis. In making its assessment, one factor that the Company considers is whether payments are more than 120 days past due or otherwise substantially delinquent.

The Company had one investment of approximately $47 million at cost in a portfolio company (the “Portfolio Company”), which was placed on non-accrual status as of June 30, 2016 after the Company determined there was reasonable doubt as to whether it would collect the accrued and unpaid interest due as of June 30, 2016 under the contractual terms of the investment. The investment was categorized as a Grade 3 as of June 30, 2016 due to the Company’s determination that the risk to recouping its initial cost basis in the investment had increased materially since origination. However, payments were not more than 120 days past due and other indications of a Grade 4 investment were not met. In July 2016, the Portfolio Company reached an agreement with the Company and its equity sponsor (the “Agreement”) for a cash infusion that provided the Company with increased liquidity. While this infusion was helpful in reducing the risk to recouping the Company’s initial cost basis, the Company determined that the risk remained materially higher than at the time of origination and the investment remained a Grade 3 as of September 30, 2016. In addition, the Agreement provided that future interest payments would be paid in kind. While the Company received the payment in kind due on September 30, 2016, it decided to keep the investment on non-accrual status as of September 30, 2016 until more information was known as to the collectability of this payment at maturity.

Management

32.	On page 141 of the Registration Statement, the Company provides disclosure regarding the Board’s approval of the Investment Management Agreement. Please confirm that, in future periodic reports, this disclosure will be revised to comply with Item 24(6)(f) of Form N-2. The factors that the Board considers in determining whether to approve the Investment Management Agreement must be tied to the specific circumstances of the Company and the terms of the Investment Management Agreement. Provide the conclusions of the Board with respect to these factors.

The Company respectfully submits that the requirements of Item 24(6)(f) of Form N-2 do not apply to BDCs, which do not, and are not required to, provide annual and semi-annual reports to shareholders pursuant to Section 30(e) of the Investment Company Act and the rules promulgated thereunder. The Company has reviewed the existing disclosure regarding approval by the Board of Directors of the Investment Management Agreement and believes it to be appropriate under applicable SEC guidance and industry practice for BDCs.

Other

33.	Please confirm in your response letter that, excluding the Senior Credit Fund, no more than 15% of the Company’s net assets are invested in 3(c)(1) and 3(c)(7) funds. Please also confirm that the Company does not intend to invest 15% or more of its net assets in such funds (excluding Senior Credit Fund and other joint ventures).

The Company confirms that, excluding the Senior Credit Fund, no more than 15% of its net assets are invested in 3(c)(1) and 3(c)(7) funds. The Company also confirms that, excluding the Senior Credit Fund and other joint ventures, if any, it does not intend to invest 15% or more of its net assets in these types of funds.

34.	To the extent that the Company is guaranteeing any debt of the Senior Credit Fund, those guarantees are viewed as senior securities. In the response letter, please describe the extent to which the Company guarantees such debt.

The Company respectfully submits that it does not guarantee any debt of the Senior Credit Fund.

35.	The disclosure in the Registration Statement indicates that the Company has made an accrual for excise tax, which would allow the Company to retain a portion of its investment company taxable income. Does the Company have a planned use for such funds? Was this a timing issue or does the Company plan to do this on a regular basis? If so, there should be additional disclosure to this effect.

The Company acknowledges the Staff’s comment and advises the Staff that, if the Company determines it would be advisable as part of the management of its investment and liquidity requirements, the Company may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. The Company intends to make this determination on a year-by-year basis. The Company kindly refers the Staff to its disclosure on page F-61 of the Amended Registration Statement, which discloses its ability and decision to pay excise tax.

Financial Pages

36.	In the Company’s Consolidated Statements of Assets and Liabilities, to the extent that there are any restrictions placed on cash, please identify that cash as a separate line item. If there are no such restrictions, please provide confirmation to that effect in the response letter.

The Company confirms that it has no restricted cash but acknowledges the Staff’s comment and confirms that, if the Company were to have any restricted cash in the future, the restricted cash would be disclosed accordingly.

37.	What does the line item “Other income receivable from controlled affiliated investments” represent?

The line item “Other income receivable from controlled affiliated investments” represents loan origination and structuring fees earned by the Senior Credit Fund that are payable to the Company. For additional details on these fees, please see the disclosure on page F-75 of the Amended Registration Statement.

38.	On page F-23 of the Registration Statement, the Company provides disclosure relating to the Investment Adviser’s reimbursement of certain organization and offering costs, including reimbursement for sales load relating to an over-allotment option granted to the Company’s underwriters. Are any of these expenses subject to recoupment by the Investment Adviser? If so, are they limited to a three-year period from a time the expenses were incurred? Any such recoupment should be disclosed (typically in a table) and identify recoupment by fiscal year. If the recoupment is not limited to the three-year period, the Company should include an appropriate accrual in its financial statements.

The Company confirms that none of the expenses for which the Company received reimbursement from the Investment Adviser is subject to recoupment.

39.	The financial statement disclosures should comply with ASC 850-10-50 for any stockholders of the Company, other entities that are managed by the same investment adviser, or any other stockholders deemed to be affiliates of the Company or management.

The Company confirms that the disclosures in the financial statements comply with ASC 850-10-50 and that it will continue to comply with ASC 850-10-50 in future financial statements.

40.	In the Financial Highlights table, the Staff’s view is that the net expense ratio should be the first line item presented. In addition, consider disclosing only the net expense ratio required by Item 4.1 of Form N-2. Inclusion of several ratios could be confusing to investors. Alternatively, the Company could consider moving the other ratios to a footnote.

Notwithstanding the inapplicability of Item 4.1 of Form N-2 to BDCs, the Company undertakes to move the line item for net expense ratio to the top of the Financial Highlights table to emphasize its priority in future financial statements.

41.	In the line items for total return in the Financial Highlights table, please include disclosure that total return does not include sales load. This disclosure could be provided in a footnote and should meet the requirements of Instruction 13(b) of Item 4.1 of Form N-2.

The Company respectfully notes that Item 4.1 of Form N-2 does not apply to BDCs. However, the Company will consider adding disclosure to this effect in future financial statements.

Other

42.	In the response letter, confirm that the Company is performing an analysis of whether additional disclosures are required for controlled investments pursuant to Rules 3-09 and 4-08(g) of Regulation S-X. The tests for determining whether such disclosures are necessary are laid out in Rule 1-02(w) of Regulation S-X. This analysis should be performed on a quarterly basis.

Other than the Senior Credit Fund, the Company confirms that as of September 30, 2016, the Company had no controlled investments. With respect to the Senior Credit Fund, the Company provides Rule 4-08(g) disclosures beginning on page F-26 of the Amended Registration Statement. With respect to Rule 3-09 disclosures (which only apply to audited financial statements), the Company confirms that such disclosures were not required as of December 31, 2015, as the Company’s investment in Senior Credit Fund did not exceed any of the significance tests at the 20% level as of such date. The Company further confirms that, it will provide disclosure in accordance with Rules 3-09 and 4-08(g) to the extent applicable significance tests are triggered with respect to any controlled investment. The Company also confirms that it currently performs this analysis on a quarterly basis for the Senior Credit Fund and will do so for any other controlled investments in the future.

Should you have any questions or comments with response to this filing, please call Stuart Gelfond at (212) 859-8272 or Joshua Wechsler at (212) 859-8689.

Sincerely,

/s/ Stuart Gelfond
Stuart Gelfond

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)
Neena Reddy (Goldman Sachs Asset Management, L.P.)
Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)
Geoffrey R.T. Kenyon, Esq. (Dechert LLP)
Thomas J. Friedmann, Esq. (Dechert LLP)
William J. Tuttle, Esq. (Dechert LLP)